

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2021

Michael Foliano
Chief Financial Officer
Acorn HoldCo, Inc.
901 Explorer Boulevard
Huntsville, Alabama 35806

> **Re: Acorn HoldCo, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 18, 2021**
> **File No. 333-259251**

Dear Mr. Foliano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2021 letter.

Form S-4/A Filed October 18, 2021

Q: Do any of ADTRAN's and ADVA's current directors, board members and executive officers have interests in the business combination..., page 4

1.   We note your response to comment 4, and reissue our comment. Please expand your disclosure to provide a detailed description, in lieu of a summary, of the interests that ADTRAN's and ADVA's directors and officers may have in the business combination.

Proposal No. 2: The Compensation Proposal, page 79

2.   We note your response to comment 7, and reissue our comment. Please expand your disclosure here to discuss the potential payments to ADTRAN's named executive officer in connection with the business combination.

Michael Foliano
Acorn HoldCo, Inc.
November 1, 2021
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations of
ADVA
Liquidity and Capital Resources, page 275

3.   We have reviewed your response to prior comment 15. We note that you now disclose the following on page 276:
- There was an increase in accounts receivable for the year ended December 31, 2019; and
- Increases in accounts receivable and inventory were partly offset by a significant decrease in accounts payable for the year ended December 31, 2020.

Based on your cash flows statement, it appears that (1) accounts receivable actually decreased during the year ended December 31, 2019 and (2) accounts receivable and inventory actually decreased during the year ended December 31, 2020. Please advise, or revise your disclosure to address these apparent discrepancies.

You may contact Jeff Gordon at (202) 551-3866 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos at (202) 551-7844 or Jay Ingram at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing